UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                             LIFELINE SYSTEMS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.02 PAR VALUE
                         (Title of Class of Securities)

                                    532192101
                                 (CUSIP Number)

                                 MARCH 31, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 4 Pages

48241R108                                                      PAGE 2 OF 4 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PEQUOT CAPITAL MANAGEMENT, INC.
                  06-1524885

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [ ]
                        b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CONNECTICUT

                            5             Sole Voting Power
Number of                                          0
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         0
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person (See Instructions)

                                    IA, CO


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48241R108                                                      PAGE 3 OF 4 PAGES


ITEM 1(A) NAME OF ISSUER: Lifeline Systems, Inc. (the "Issuer").

     1(B) ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 111 Lawrence Street, Framingham, Massachusetts 01702

ITEM 2(A) - (C) NAME, PRINCIPAL BUSINESS ADDRESS, AND CITIZENSHIP OF PERSON
     FILING: Pequot Capital Management, Inc., 500 Nyala Farm Road, Westport, CT, 06880, which is a Connecticut corporation.

     2(D) TITLE OF CLASS OF SECURITIES: Common Stock, $0.02 par value

     2(E) CUSIP NUMBER: 532192101

ITEM 3. This statement is filed pursuant to Rule 13(d)-1(b)(1)(ii)(E). Pequot Capital Management, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4. OWNERSHIP:

     Ownership as of March 31, 2006 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

     Not applicable.

ITEM 10. CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

48241R108                                                      PAGE 4 OF 4 PAGES

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 10, 2006               PEQUOT CAPITAL MANAGEMENT, INC.



                                    By:      /s/ Aryeh Davis
                                             -----------------------------------
                                    Name:    Aryeh Davis
                                    Title:   Chief Operating Officer,
                                             General Counsel and Secretary